UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13D

Under the Securities Exchange Act of 1934
(Amendment No. 11)*

CREDIT ACCEPTANCE CORPORATION

(Name of Issuer)

Common Stock, $.01 par value

(Title of Class of Securities)

225310 10 1

(CUSIP Number)

Thomas W. Smith
2200 Butts Road, Suite 320
Boca Raton, FL 33431
(561) 314-0800

(Name, Address and Telephone Number of Person
Authorized to Receive Notices and Communications)

June 5, 2020

(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box. ☐

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See §240.13d-7 for other parties to whom copies are to be sent.

* The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 225310 10 1

1	NAMES OF REPORTING PERSONS I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (entities only) Prescott General Partners LLC
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☐ (b) ☒
3	SEC USE ONLY
4	SOURCE OF FUNDS (SEE INSTRUCTIONS): OO (Funds of Managed Accounts)
5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(D) OR 2(E) Not Applicable
6	CITIZEN OR PLACE OF ORGANIZATION Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 0
	8	SHARED VOTING POWER 1,738,758
	9	SOLE DISPOSITIVE POWER 0
	10	SHARED DISPOSITIVE POWER 1,738,758
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 1,738,758
12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES Not Applicable
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 9.9%
14	TYPE OF REPORTING PERSON OO

CUSIP No. 225310 10 1

1	NAMES OF REPORTING PERSONS I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (entities only) Prescott Associates L.P.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☐ (b) ☒
3	SEC USE ONLY
4	SOURCE OF FUNDS (SEE INSTRUCTIONS): WC
5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(D) OR 2(E) Not Applicable
6	CITIZEN OR PLACE OF ORGANIZATION New York
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 0
	8	SHARED VOTING POWER 1,140,366
	9	SOLE DISPOSITIVE POWER 0
	10	SHARED DISPOSITIVE POWER 1,140,366
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 1,140,366
12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES Not Applicable
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 6.5%
14	TYPE OF REPORTING PERSON PN

CUSIP No. 225310 10 1

1	NAMES OF REPORTING PERSONS I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (entities only) Prescott Investors Profit Sharing Trust
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☐ (b) ☒
3	SEC USE ONLY
4	SOURCE OF FUNDS (SEE INSTRUCTIONS): WC
5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(D) OR 2(E) Not Applicable
6	CITIZEN OR PLACE OF ORGANIZATION Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 61,210
	8	SHARED VOTING POWER 0
	9	SOLE DISPOSITIVE POWER 61,210
	10	SHARED DISPOSITIVE POWER 0
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 61,210
12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES Not Applicable
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 0.3%
14	TYPE OF REPORTING PERSON EP

CUSIP No. 225310 10 1

1	NAMES OF REPORTING PERSONS I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (entities only) Thomas W. Smith
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☐ (b) ☒
3	SEC USE ONLY
4	SOURCE OF FUNDS (SEE INSTRUCTIONS): PF and OO (Funds of Managed Accounts)
5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(D) OR 2(E) Not Applicable
6	CITIZEN OR PLACE OF ORGANIZATION United States
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 684,345
	8	SHARED VOTING POWER 86,100
	9	SOLE DISPOSITIVE POWER 684,345
	10	SHARED DISPOSITIVE POWER 86,100
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 770,445
12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES Not Applicable
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 4.4%
14	TYPE OF REPORTING PERSON IN

CUSIP No. 225310 10 1

1	NAMES OF REPORTING PERSONS I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (entities only) Scott J. Vassalluzzo
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☐ (b) ☒
3	SEC USE ONLY
4	SOURCE OF FUNDS (SEE INSTRUCTIONS): PF and OO (Funds of Managed Accounts)
5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(D) OR 2(E) Not Applicable
6	CITIZEN OR PLACE OF ORGANIZATION United States
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 66,883
	8	SHARED VOTING POWER 0
	9	SOLE DISPOSITIVE POWER 66,883
	10	SHARED DISPOSITIVE POWER 0
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 66,883
12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES Not Applicable
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 0.4%
14	TYPE OF REPORTING PERSON IN

Explanatory Note:

The following constitutes Amendment No. 11 to the joint filing on Schedule 13D by Thomas W. Smith, Scott J. Vassalluzzo, Steven M. Fischer, Idoya Partners L.P. (“Idoya Partners”) and Prescott Associates L.P. (“Prescott Associates”) originally filed with the Securities and Exchange Commission (the “SEC”) on June 3, 2011, as amended by Amendment No. 1, Amendment No. 2, Amendment No. 3, Amendment No. 4, and Amendment No. 5 filed with the SEC by Thomas W. Smith, Scott J. Vassalluzzo, Idoya Partners, Prescott Associates and Prescott General Partners LLC (“PGP”) on January 5, 2012, June 4, 2012, June 12, 2012, July 10, 2012 and November 26, 2012, respectively, Amendment No. 6 and Amendment No. 7 filed with the SEC by Thomas W. Smith, Scott J. Vassalluzzo, Prescott Associates and PGP on April 22, 2013 and February 17, 2016, respectively, and Amendment No. 8, Amendment No. 9 and Amendment No. 10 filed with the SEC by Thomas W. Smith, Scott J. Vassalluzzo, Prescott Associates, PGP and Prescott Investors Profit Sharing Trust (“PIPS”) on December 13, 2019, January 28, 2020 and March 10, 2020, respectively (as amended, the “Schedule 13D”). Unless otherwise indicated, all capitalized terms used herein shall have the meanings given to them in the Schedule 13D, and unless amended or supplemented hereby, all information previously filed remains in effect.

Item 3. Source and Amount of Funds or Other Consideration

Item 3 of the Schedule 13D is hereby amended and restated in its entirety as follows:

“In order to fund the purchase of the Common Stock reported herein, the Managed Accounts (as hereinafter defined) contributed in the aggregate $22,761,353.48 of the funds of the Managed Accounts (including $12,289,085.19 contributed by Prescott Associates and $562,263.69 contributed by PIPS), Mr. Vassalluzzo contributed $990,322.17 of his personal funds and Mr. Smith contributed $10,608,379.97 of his personal funds. The Common Stock reported as beneficially owned by Mr. Vassalluzzo includes the following received by him for his service as a director of the Issuer: (i) 4,000 vested restricted stock units (“RSUs”) granted under the Issuer’s Amended and Restated Incentive Compensation Plan dated March 26, 2012 (the “2012 Incentive Plan”) and (ii) 9,125 shares of Common Stock received as payment for an equivalent number of vested RSUs granted under the Issuer’s Amended and Restated Incentive Compensation Plan dated April 6, 2009 (the “2009 Incentive Plan”).”

Item 4. Purpose of Transaction

The first paragraph of Item 4 of the Schedule 13D is hereby amended and restated in its entirety as follows:

“As described more fully in Item 5 below, as general partner of the Partnerships, PGP may be deemed to beneficially own 1,738,758 shares of Common Stock held by the Partnerships. PIPS may be deemed to beneficially own 61,210 shares of Common Stock held on behalf of the employee profit-sharing plan participants. Messrs. Smith and Vassalluzzo may be deemed to beneficially own 100,048 and 2,758 shares of Common Stock, respectively, in their capacities as investment managers for several managed accounts, which consist of investment accounts for: (i) a private charitable foundation established by Mr. Smith and for which Mr. Smith acts as trustee (the “Foundation”) and (ii) certain family members of Mr. Vassalluzzo and certain individual accounts managed by Mr. Smith. The Partnerships, PIPS and the managed accounts are referred to collectively herein as the “Managed Accounts.” The 1,902,774 shares of Common Stock owned by the Managed Accounts (the “Managed Account Shares”) were acquired by the Reporting Persons on behalf of the Managed Accounts for the purpose of achieving the investment goals of the Managed Accounts.”

The fourth and fifth paragraphs of Item 4 of the Schedule 13D are hereby replaced in their entirety with the following paragraph:

“On December 10, 2019, PIPS and each of the Partnerships entered into separate pre-arranged stock trading plans with Fidelity Brokerage Services LLC (“Fidelity”) designed to comply with Rule 10b5-1 under the Securities Exchange Act of 1934, as amended, and the Issuer’s insider trading policies (each, a “10b5-1 Plan”). Each of PIPS and the Partnerships terminated their respective 10b5-1 Plans in accordance with their terms effective June 5, 2020.”

Item 5. Interest in Securities of the Issuer

Paragraphs (a), (b) and (c) of Item 5 of the Schedule 13D are hereby amended and restated as follows:

(a)       Based on information included in the Definitive Proxy Statement on Schedule 14A filed by the Issuer on June 4, 2020, which disclosed that 17,649,478 shares of Common Stock were outstanding as of May 21, 2020, the aggregate number and percentage of shares of Common Stock beneficially owned by each of the Reporting Persons is as follows: PGP – 1,738,758 shares (9.9%); Prescott Associates – 1,140,366 shares (6.5%); PIPS – 61,210 shares (0.3%); Mr. Smith – 770,445 shares (4.4%); and Mr. Vassalluzzo – 66,883 shares (0.4%).

(b)       PGP, as the general partner of the Partnerships, may be deemed to share the power to vote or to direct the vote and to dispose or to direct the disposition of 1,738,758 shares of Common Stock. Prescott Associates has the shared power to vote or to direct the vote and to dispose or to direct the disposition of 1,140,366 shares of Common Stock. PIPS has the sole power to vote or to direct the vote of and to dispose or to direct the disposition of 61,210 shares of Common Stock. Messrs. Smith and Vassalluzzo have the sole power to vote or to direct the vote of and to dispose or to direct the disposition of 684,345 and 66,883 shares, respectively. In their capacities as investment managers for Managed Accounts, Messrs. Smith and Vassalluzzo may be deemed to share the power to vote or to direct the vote of and to dispose or to direct the disposition of 86,100 and no shares of Common Stock, respectively. Voting and investment authority over investment accounts established for the benefit of certain family members and friends of Messrs. Smith and Vassalluzzo is subject to each beneficiary’s right, if so provided, to terminate or otherwise direct the disposition of the investment account.

(c)       During the sixty (60) days prior to the date of this filing, the Reporting Persons effected no transactions involving shares of Common Stock except the following:

Date	Nature of Transaction	Reporting Person(s)	Number of Shares	Price Per Share[5]

6/4/20	Disposition[1]	PGP, Prescott Associates	2,655	$425.9749[6]

6/4/20	Disposition[2]	PGP	90	$425.9749[6]

6/4/20	Disposition[3]	PGP	1,575	$425.9749[6]

6/4/20	Disposition[4]	PIPS	180	$425.9749[6]

(1)	Represents an open market sale by Prescott Associates under the 10b5-1 Plan entered into between Prescott Associates and Fidelity on December 10, 2019. PGP is the general partner of Prescott Associates.

(2)	Represents an open market sale by Prescott International Partners L.P. (“PIP”) under the 10b5-1 Plan entered into between PIP and Fidelity on December 10, 2019. PGP is the general partner of PIP.

(3)	Represents an open market sale by Idoya Partners L.P. (“Idoya”) under the 10b5-1 Plan entered into between Idoya and Fidelity on December 10, 2019. PGP is the general partner of Idoya.

(4)	Represents an open market sale by PIPS under the 10b5-1 Plan entered into between PIPS and Fidelity on December 10, 2019.

(5)	Upon request by the staff of the SEC, full information regarding the number of shares sold at each separate price will be provided.

(6)	Reflects an average sale price of $425.9749 per share, at prices ranging from $410.25 to $451.42 per share.

Item 6. Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer

Item 6 of the Schedule 13D is hereby amended and restated in its entirety as follows:

“Mr. Vassalluzzo currently serves as a director of the Issuer. Under the Issuer’s 2012 Incentive Plan, non-employee directors are eligible to receive incentive compensation in the form of RSU awards. Each RSU represents and has a value equal to one share of the Issuer’s common stock. The RSUs vested over a five-year period starting in 2014 based upon the compounded annual growth rate in the Issuer’s adjusted economic profit. Vested RSUs will be distributed on February 22, 2021. As of the date hereof, Mr. Vassalluzzo has 4,000 vested RSUs under the Issuer’s 2012 Incentive Plan. The foregoing description of the 2012 Incentive Plan is qualified in its entirety by reference to the 2012 Incentive Plan, a copy of which is filed as Exhibit 2 and incorporated herein by reference.

With respect to any Managed Account established for the benefit of family members or friends of a Reporting Person, the voting and investment authority accorded the Reporting Person is subject to each beneficiary’s ability, if so provided, to terminate or otherwise direct the disposition of the Managed Account. Subject to the foregoing, and except as otherwise set forth in Item 4 above, there are no contracts, arrangements, understandings or relationships (legal or otherwise) among any of the Reporting Persons and any other person with respect to any securities of the Issuer, including any contract, arrangement, understanding or relationship concerning the transfer or the voting of any securities of the Issuer, or any finder’s fees, joint ventures, loan or option arrangements, puts or calls, guarantees of profits, division of profits or loss, or the giving or withholding of proxies.”

Item 7. Material to Be Filed as Exhibits

Item 7 of the Schedule 13D is hereby amended to replace the previously filed Exhibit 1 with the following:

1.        Agreement relating to the joint filing of statement on Schedule 13D dated June 8, 2020.

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Date: June 8, 2020.

PRESCOTT General partners LLC

/s/ Scott J. Vassalluzzo

Name: Scott J. Vassalluzzo

Title: Managing Member

PRESCOTT ASSOCIATES L.P.

By: Prescott General Partners LLC

Its: General Partner

/s/ Scott J. Vassalluzzo

Name: Scott J. Vassalluzzo

Title: Managing Member

PRESCOTT INVESTORS PROFIT SHARING TRUST

/s/ Scott J. Vassalluzzo

Name: Scott J. Vassalluzzo

Title: Trustee

/s/ Thomas W. Smith

Thomas W. Smith

/s/ Scott J. Vassalluzzo

Scott J. Vassalluzzo

Exhibit 1

Joint Filing Agreement

The undersigned agree that the foregoing statement on Schedule 13D, dated June 8, 2020, is being filed with the Securities and Exchange Commission on behalf of each of the undersigned pursuant to Rule 13d-1(k).

Dated: June 8, 2020.

PRESCOTT General partners LLC

/s/ Scott J. Vassalluzzo

Name: Scott J. Vassalluzzo

Title: Managing Member

PRESCOTT ASSOCIATES L.P.

By: Prescott General Partners LLC

Its: General Partner

/s/ Scott J. Vassalluzzo

Name: Scott J. Vassalluzzo

Title: Managing Member

PRESCOTT INVESTORS PROFIT SHARING TRUST

/s/ Scott J. Vassalluzzo

Name: Scott J. Vassalluzzo

Title: Trustee

/s/ Thomas W. Smith

Thomas W. Smith

/s/ Scott J. Vassalluzzo

Scott J. Vassalluzzo